

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Lee Arnold
President and CEO
Circle of Wealth Fund III LLC
701 E. Front Ave.
Floor 2
Coeur D'Alene, ID 83814

> **Re: Circle of Wealth Fund III LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 3, 2019**
> **File No. 024-10948**

Dear Mr. Arnold:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2019 letter.

Form 1-A/A filed on June 3, 2019

Cover Page

1. We note your response to comment 8 and revised disclosure, and we reissue the comment. Please tell us how you intend to notify potential investors and update your offering circular for this change.

2. We note your response to comments 1 and 9, and we reissue those comments in part. Please revise to discuss what rights investors may have after remitting payment, but prior to settlement. In addition, we note that you may pause your offering when "market conditions . . . [do] not allow the Company to continuously find new opportunities that fit

its investment criteria" and adjust the purchase price. Given that you plan to take market conditions into account when accepting subscription and make adjustments to the price, please tell us in more detail how these pauses are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

3.   We note your response to comment 11 and revised disclosure, and we reissue the comment. Please revise your cover page to provide disclosure regarding the shares to be offered pursuant to your dividend reinvestment plan. Please refer to Item 501 of Regulation S-K.

Summary of the Offering, page 10

4.   We note your response to comment 12 and revised disclosure, and we reissue the comment. Please revise your offering circular to clarify the relationships among your Manager, the fictitious entities, and you, and discuss any risks posed by the Manager operating under these fictitious business names.

Member Withdrawals, page 18

5.   We note your response to comment 16, and we reissue the comment in part. Please provide more information regarding your share redemption program including the price at which you will redeem Member Interests. You also state in your response that "Net Asset Value for a Company will be determined in accordance with GAAP standards." Given that Net Asset Value is not a GAAP standard, please revise to clarify your statement. Finally, please revise to confirm that you may discount non-performing or defaulted loans when calculating NAV even if the value of the underlying property has increased.

Lending Standards and Policies
Loan Programs, page 23

6.   We note your response to comment 17, and we reissue the comment. Please clarify whether your Manager plans to give Arnold Program participants preferential treatment when considering them for loans, and if so, please include risk factor disclosure in which you discuss the risks that this business model poses for investors.

Manager's Compensation, page 33

7.   We note your response to comment 20, and we reissue the comment. With respect to the Loan Servicing Fee, please revise your offering circular to clarify what services the Manager is being paid for and provide more detail regarding how the fee may vary from loan to loan.

8.   We note your response to comment 21, and we reissue the comment. Please revise your disclosure to illustrate how your fees may be calculated. Please refer to Item 4.C of Industry Guide 5.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kristina Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities